

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2013

<u>Via E-mail</u>
Guy Kebble
Chief Executive Officer
SurePure Inc.
122 North Curry Street
Carson City, Nevada 89703

      Re: SurePure, Inc.
              Form 8-K
              Filed December 13, 2012
              File No. 000-54172

Dear Mr. Kebble:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Russell Mancuso for

                        Amanda Ravitz
                        Assistant Director

cc (via e-mail): William Newman, Esq.